EXHIBIT D

CERTAIN INFORMATION REGARDING THE STOCKHOLDERS

The information disclosed in this Exhibit D relating to the Stockholders is based entirely on information contained in the Schedule 13D/A filed by The D3 Family Fund, L.P., The D3 Family Retirement Fund, L.P., The D3 Children’s Fund, L.P., The D3 Offshore Fund, L.P. and The D3 Family Bulldog Fund, L.P. on July 10, 2004.

The following table sets forth (i) the name, citizenship and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such occupation or employment is conducted or (ii) the name, jurisdiction of organization, principal business and principal business address of each of the Stockholders, as applicable. The business address of each Stockholder is 19605 NE 8th Street, Camas, Washington 98607.

STOCKHOLDER AND CITIZENSHIP/JURISIDICTION OF ORGANIZATION	PRESENT PRINCIPAL OCCUPATION OR PRINCIPAL BUSINESS

The D3 Family Fund, L.P., a Washington limited partnership	Investing in the equities of public micro-cap issuers.

The D3 Family Retirement Fund, L.P., a Washington limited partnership	Investing in the equities of public micro-cap issuers.

The D3 Children’s Fund, L.P., a Washington limited partnership	Investing in the equities of public micro-cap issuers.

The D3 Offshore Fund, L.P., a Washington limited partnership	Investing in the equities of public micro-cap issuers.

The D3 Family Bulldog Fund, L.P., a Washington limited partnership	Investing in the equities of public micro-cap issuers.

David Nierenberg, a United States Citizen	President of Nierenberg Investment Management Company, Inc.

To the best of WBNA’s, Wachovia-Alabama’s and Wachovia’s knowledge, none of the Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.